SECURITI[barcode]MISSION

05039650

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 14 2005 WASH. D.C. 202 SECTION

SEC FILE NUMBER
~~8-50228~~ 47069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 ENDING December 31, 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Beekman Securities, Inc

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Ave. Suite 410

(No. and Street)

New York, NY 10022

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynette Federer (212)-572-8320

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN, JACOB, & VAYALUMKAL, LLP

(Name – if individual, state last, first, middle name)

11 Broadway New York NY 10004

(Address) (City) (State) (Zip Code)

CHECK ONE

- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/29/05

For George Ganim.max

OATH OR AFFIRMATION

I, Lynette Federer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BEEKMAN SECURITIES INC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES

Title

Notary Public

HARVEY STUART
Notary Public, State of New York
No. 01ST3884025
Qualified in New York County
Commission Expires 2/28/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEEKMAN SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

JOHN, JACOB & VAYALUMKAL, LLP

CERTIFIED PUBLIC ACCOUNTANTS

BEEKMAN SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

JOHN, JACOB & VAYALUMKAL, LLP
CERTIFIED PUBLIC ACCOUNTANTS
11 Broadway, Suite 1166
New York, NY 10004
Tel: 212-635-4155 Fax: 212-635-4156

INDEPENDENT AUDITOR'S REPORT

February 28, 2005

Board of Directors and Stockholders
Beekman Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Beekman Securities, Inc as of December 31, 2004 and the related statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beekman Securities, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

John, Jacob & Vayalumkal LLP

JOHN, JACOB & VAYALUMKAL LLP
New York, New York 10004
February 28, 2005

BEEKMAN SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current Assets - Cash	$ 54,078
Other Assets	
Security Deposits & Prepaids	1,500
Art Work	2,024
Total Other Assets	$ 3,524
Total Assets	$ 57,602

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities	$ 7,056
Stockholder's Equity	
Capital Stock	1,225
Paid in Capital	148,857
Deficit	(99,536)
Total Stockholders' Equity	$ 50,546
Total Liabilities & Equity	$ 57,602

See Notes to Financial Statements

BEEKMAN SECURITIES INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue	$ 213,050
General & Administrative	
Salaries & Payroll Costs	122,788
Occupancy	17,100
Communications	2,880
Other Operating Expenses	39,555
Total General & Administrative	182,323
Income from Operations	30,727
Income Taxes	974
Net Income	$ 29,753

See Notes to Financial Statements

BEEKMAN SECURITIES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities

Net Income	$ 29,753
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in accrued liabilities	(3,893)
Total adjustments	(3,893)
Net cash provided (used) by operating activities	25,860

Cash flow from financing activities:

Increase in Paid in Capital	6,000
Net cash provided (used) by financing activities	6,000
Net increase (decrease) in cash and equivalents	31,860
Cash and equivalents, beginning of year	22,218
Cash and equivalents, end of year	$ 54,078

Supplemental disclosures of cash flow information:

Cash Paid during the year for:

Income tax	$ 400

See Notes to Financial Statements

BEEKMAN SECURITIES INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance Beginning	$ 1,225	$ 142,857	$ (129,289)	$ 14,793
Capital Contribution		6,000		6,000
Net Income			29,753	29,753
Balance Ending	$ 1,225	$148,857	$(99,536)	$ 50,546

See Notes to Financial Statements

BEEKMAN SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2004.

Income Taxes

The Company pays income taxes on a "cash" basis.

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses.
Actual results could vary from the estimates that management uses.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to .1). At December 31, 2004, the Company had net capital of $47,022, which was $42,022 in excess of its required net capital of $ 5,000. The Company had a percentage of aggregate indebtedness to net capital of 15% as of December 31, 2004.

JOHN, JACOB & VAYALUMKAL, LLP
CERTIFIED PUBLIC ACCOUNTANTS
11 Broadway, Suite 1166
New York, NY 10004
Tel: 212-635-4155 Fax: 212-635-4156

INDEPENDENT AUDITOR'S REPORT OF SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
Beekman Securities, Inc.
New York, New York

We have audited the accompanying financial statements of Beekman Securities, Inc. as of and for the year ended December 31, 2004 and have issued our report dated February 28, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John, Jacob & Vayalumkal LLP

JOHN, JACOB & VAYALUMKAL LLP
New York, New York 10004
February 28, 2005

BEEKMAN SECURITIES INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net Capital	
Stockholder's Equity	$ 50,546
Less: Nonallowable assets	3,524
Net Capital	$ 47,022
Aggregate Indebtedness	$ 7,056
Minimum Net Capital Requirement	$ 5,000
Excess of Net Capital over Minimum Requirements	$ 42,022
Percentage of Aggregate indebtedness	
to Net Capital	15%

Note: There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2004.

See Independent Auditor's Report on Supplementary Information

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

JOHN, JACOB & VAYALUMKAL, LLP

CERTIFIED PUBLIC ACCOUNTANTS

11 Broadway, Suite 1166
New York, NY 10004
Tel: 212-635-4155 Fax: 212-635-4156

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Beekman Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Beekman Securities, Inc. (the Company), for the year ended December 31, 2004, We considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 13c-3-3. Because the Company does not carry securities accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures

listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statement of Beekman Securities, Inc. for the year ended December 31, 2004 and this report does not affect our report thereon dated February 28, 2005.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, We believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information a and use of the Board of Directors, management, the SEC, and NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and should not be used for any other purpose.

John, Jacob & Vayalumkal LLP

JOHN, JACOB & VAYALUMKAL LLP

New York, New York 10004
February 28, 2005

c:mydocuments/Finlstmt/BeekmanSecurities.BoardofDirectors2004